FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the month of October 2004

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3 – 2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On October 20, 2004, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced its financial results for the third fiscal quarter of 2004 and the nine – month period ended September 30, 2004. A copy of the press release is attached hereto as Exhibit 1.

        This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) BY: /S/ Erez Rosen —————————————— Erez Rosen CFO

Date: October 20, 2004

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact: Matthew Zintel Zintel Public Relations matthew@zintelpr.com 310.574.8888	Investor Relations Contact: Mark Jones Global Consulting Group mjones@hfgcg.com 646.284.9414

FOR IMMEDIATE RELEASE

Aladdin Knowledge Systems
Reports Third Quarter 2004 Financial Results

Record Revenues Increase 26% Year-Over-Year to $16.90 Million and
Net Income Grows 248% Year-Over-Year to $2.34 Million; Both Exceed Guidance

NEW YORK and TEL AVIV, ISRAEL, October 20, 2004 – Aladdin Knowledge Systems, Ltd. (NASDAQ: ALDN), a leader in digital security providing solutions for software digital rights management and Internet security, today announced financial results for the third quarter of fiscal 2004 and the nine-month period ended September 30, 2004.

Revenues for the third quarter were $16.90 million, an increase of 26 percent over revenues of $13.45 million for the third quarter of 2003. The increase in revenues exceeded the top end of the guidance range provided by management. Revenue expansion occurred across both major product groups with demand for Aladdin’s Enterprise Security products especially strong. Aladdin’s Enterprise Security sales jumped 75 percent over the year ago period to $4.90 million, while Software Security (DRM) sales rose 13 percent over the year ago period to $12.00 million. Revenues for the first nine months of 2004 were $50.30 million, an increase of 27 percent from the $39.63 million in revenue recorded during the same period in 2003.

Net income for the third quarter was $2.34 million, or $0.20 per basic share and $0.18 per diluted share, compared with net income of $673,000 or $0.06 per basic and diluted share for the third quarter of 2003. Third quarter 2004 net income per basic and diluted shares also exceeded the previously announced guidance range. For the first nine months of 2004, net income was $6.16 million or $0.52 per basic share and $0.48 per diluted share, as compared with net income of $1.55 million or $0.14 per basic share and $0.13 per diluted share for the first nine months of 2003.

Cash, cash equivalents and marketable securities totaled $24.81 million at the end of the third quarter, up $7.7 million from $17.11 million reported as of September 30, 2003.Cash flow from operations during the third fiscal quarter 2004 was $1.77 million while total cash usage was $158,000. The major use of cash in the third quarter fiscal 2004 was the acquisition of the Company’s Spanish subsidiary.

Yanki Margalit, Chairman and CEO of Aladdin Knowledge Systems said, “I am pleased to report that Aladdin exceeded its stated revenue and EPS guidance, as well reported its seventh sequential quarter of net income growth. Our enterprise security business continued to gather momentum in the third quarter on the back of strong demand for integrated, proactive content security solutions and stronger market recognition for our comprehensive security products. In our core software digital rights management business we expanded our market leadership position driven by continued demand for solutions to protect against software piracy.”

Financial and Operating Highlights

—	Record sales quarter.
—	Profitability: The third quarter of 2004 marked the seventh sequential quarter with increased profitability.
—	Total cash, cash equivalents and marketable securities reached $24.81 million.
—	On July 16, Aladdin Spain, the Company’s ninth subsidiary, was opened to bolster Aladdin’s position in this key European market.
—	Aladdin began trading on the Tel Aviv Stock Exchange (TASE) on July 28th, joining the Tel Aviv 100 and Tel-Tech indices.

Product Highlights

—	Software Security (DRM)
š	Aladdin established a ‘Software Digital Rights Management’ (DRM) business unit combining the Company’s software protection, licensing and distribution products, HASP® and Privilege™. The combination of the HASP® and Privilege™ products under a unified ‘HASP Software DRM’ name strengthens and simplifies Aladdin’s strategic branding of these complementary products.

š	Aladdin launched HASP HL, the most innovative and secure software/intellectual property protection and licensing key available today. HASP HL prevents unauthorized use of software applications, protects software copyright and intellectual property and supports multiple software licensing models.
š	Remsoft Inc., a leading provider of software for forest management, chose Aladdin's HASP as its licensing and anti-piracy solution.
š	Signpost, Europe’s largest educational download portal, chose HASP SL to secure its software downloads.

—	eSafe® Integrated Proactive Content Security Solution
š	U.S.-based Provident Bank, deployed Aladdin’s eSafe4‘s advanced anti-spam module and new AppliFilter™ technology for vandal and virus protection, application filtering, anti-hacking tool, Web filtering, anti-spam and email protection across its network of more than 146 banking offices in Maryland, Virginia and southern Pennsylvania.
š	eSafe4 Feature Release 2 (FR2), the latest version of Aladdin’s award-winning gateway-based content security solution, received OPSEC™ (Open Platform for Security) certification from Check Point Software Technologies Ltd. OPSEC is the industry’s open, multi-vendor security framework.

—	eToken™ User Authentication Solution
š	Aladdin announced results of a global survey of more than 350 security and IT managers covering topics ranging from deployment of Public Key Infrastructure (PKI) to their use of two-factor authentication. The survey found a strong trend toward PKUI usage and that PKI is becoming a strong driver for USB authentication tokens.
š	Aladdin was granted two U.S. patents. The first covers USB-based authentication devices using on-board smartcard chips, allowing Aladdin to fortify its leading position in the fast-growing worldwide USB authentication token market. The second patent covers utilization of USB-based portable devices to store unique personal information, which can then be used for authenticating to a network or application.

š	In a first-of-a-kind implementation, the city of Madison, Wisconsin provided Aladdin eTokens to local police in order to authenticate officers accessing vital city and police files via the Internet.

For further information on product highlights, please refer to the press room on the Company’s Web site which can be found at http://www.eAladdin.com/about/pressroom.asp.

Future Business Outlook
Aladdin continues to provide a business outlook on a quarterly basis. The Company undertakes no obligation to update its estimates. Based on current business activities and general economic conditions, Aladdin management believes revenues for the fourth quarter of 2004 will be in the area of $17.5 million to $18.3 million and basic and diluted earnings per share are expected to be in the range of $0.17 to $0.20. For comparison, the Company reported $15.09 million in revenue and basic and diluted earnings per share of $0.10 for the fourth quarter of 2003.

Earnings Teleconference
The Company will hold a teleconference today, October 20th, at 9:00 a.m. EDT to discuss the quarterly results. To participate in the call, please dial (800) 399-0427 in North America, or (706) 643-1624 internationally, approximately five minutes prior to the scheduled call start time. The call is being simultaneously Web cast and can be accessed on the Aladdin Web site at www.eAladdin.com. Please visit the Web site at least 15 minutes early to register for the Web cast and download any necessary audio software.

A replay of the call can also be accessed via telephone from 11:00 a.m. Eastern on October 20th through 11:59 p.m. on October 27th by calling (800) 642-1687 in North America, or (706) 645-9291 internationally, and entering the following access code: 1307558. A Web cast replay of the call will also be made and can be accessed on the Aladdin Web site at www.eAladdin.com.

About Aladdin Knowledge Systems
Aladdin (NASDAQ: ALDN) is a leader in digital security, providing solutions for software digital rights management and Internet security since 1985. Serving more than 30,000 customers worldwide, Aladdin products include:  the USB-based eToken™ device for strong user authentication and e-commerce security; the eSafe® line of integrated content security solutions that protect networks against malicious, inappropriate and nonproductive Internet-borne content; and the HASP®  family of hardware- and software-based products that flexibly protect, license and distribute software and intellectual property. Visit the Aladdin Web site at http://www.eAladdin.com.

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

(Tables to Follow)

Aladdin Knowledge Systems Ltd.
Consolidated Statement of Income
(U.S. dollars, in thousands – except for per-share amount)

	Three months period ended September 30		Nine months period ended September 30
	2004	2003	2004	2003

Sales:
Software Security (DRM)	12,004	10,639	37,127	31,790
Enterprise Security	4,904	2,808	13,177	7,841
Total Sales	16,908	13,447	50,304	39,631

Cost of sales	3,249	2,468	9,893	7,225
Gross profit	13,659	10,979	40,411	32,406

Research & development	2,711	3,178	8,947	9,496
Selling & marketing	6,086	5,465	17,637	16,237
General & administrative	2,151	1,951	6,732	5,385

Total operating expenses	10,948	10,594	33,316	31,118

Operating income	2,711	385	7,095	1,288
Financial income (expenses), net	(42)	406	(211)	317
Other income (expenses)	4	-	(36)	8

Income before taxes	2,673	791	6,848	1,613

Taxes on income	331	118	685	(34)
	2,342	673	6,163	1,647
Equity in loss of affiliate, net of
taxes	-	-	-	100
Net income	2,342	673	6,163	1,547

Basic earnings per share	0.20	0.06	0.52	0.14
Diluted earnings per share	0.18	0.06	0.48	0.13

Weighted average number of shares
outstanding for Basic EPS	12,000	11,275	11,845	11,261
Weighted average number of shares
outstanding for Diluted EPS	12,954	12,089	12,946	11,782

Aladdin Knowledge Systems Ltd.
Condensed Consolidated Balance Sheets
(U.S. dollars, in thousands)

	September 30,	December 31,
	2004	2003

Assets
Current assets:

Cash & cash equivalents	23,276	18,287

Marketable securities	1,537	1,229
Trade receivable, net of allowance for
doubtful accounts	11,583	9,766

Other accounts receivable	3,540	2,892

Inventories	4,919	5,795

Total current assets	44,855	37,969

Severance pay fund	2,412	2,322

Fixed assets, net	2,083	2,447

Other long term assets, net	16,096	12,730

Total Assets	65,446	55,468

Liabilities and shareholders’ equity
Current liabilities:

Trade payables	2,653	2,306

Deferred revenues	4,167	3,415

Other current liabilities	5,514	5,623

Total current liabilities	12,344	11,344

Accrued severance pay	3,181	3,168

Shareholders’ Equity	49,931	40,956

Total Liabilities and shareholders’ equity	65,446	55,468